                         Independent Auditors' Consent



  The Administrative Committee of SUPERVALU INC., and
  SUPERVALU INC.:

  We consent to incorporation by reference in the Registration Statement (No. 333-10151) on Form S-8 of SUPERVALU INC., of our report dated August 11, 2000, relating to the statements of net assets available for plan benefits of the SUPERVALU Pre-tax Savings and Profit Sharing Plan as of February 29, 2000 and February 28, 1999, and the related statements of changes in net assets available for plan benefits for the fiscal years then ended which report appears in the annual report on Form 11-K of the SUPERVALU Pre-tax Savings and Profit Sharing Plan for the fiscal year ended February 29, 2000.


  /s/ KPMG LLP

  Minneapolis, Minnesota
  August 24, 2000